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                                                                  EXHIBIT (a)(6)


  [FORM OF E-MAIL COMMUNICATION TO ELIGIBLE EMPLOYEES, OFFICERS AND DIRECTORS]

TO: All Wolverine Employees, Officers and Directors Eligible to Participate in the Option Exchange Program

FROM:             Thomas Johnson
                  Director, Investor Relations and Communications

DATE:             August 31, 2001

RE:               Stock option exchange materials
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         By now, you should have received in the mail a package of materials we sent to you on August 23 explaining details of Wolverine's stock option exchange program. In short, as a U.S. or Canadian employee, officer or director of Wolverine or one of our subsidiaries, you are being offered the opportunity to exchange your current options that have an exercise price of $20 or higher for new options to purchase one share for every two shares that you elect to exchange. We expect to grant these new options on or about April 2, 2002 with a new exercise price determined by the market price of our common stock at that time. The package we sent you includes important documents that fully explain the terms and conditions of this offer.

         If you have not yet had a chance to do so, please review these documents. THE DEADLINE TO PARTICIPATE IN THIS OFFER IS 5:00 P.M. CENTRAL TIME ON SEPTEMBER 21, 2001. If you have any questions about the exchange offer, or if you have not received this package in the mail, please contact me at (256) 580-3969 or johnsont@wlv.com as soon as possible.